


03002764

** A7 2/10/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   owR Equity Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   6 Raritan Road

(No. and Street)

Oakland	New Jersey	07436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Frederick J. Wertlieb   (201) 651-7700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

(Name — if individual, state last, first, middle name)

310 Passaic Avenue	Fairfield	New Jersey	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Frederick J. Wertlieb_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____owR Equity Corp._____, as of _____December 31, 2002_____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

JUNE B. WERTLIEB
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 7, 200 7

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- EXEMPT (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- EXEMPT (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* Limited business (mutual funds and/or variable products only)
** Exempt - under $500,000 of gross revenues (no longer required)

Financial Statements

owR EQUITY CORP.

December 31, 2002

owR EQUITY CORP.
YEAR ENDED
DECEMBER 31, 2002

CONTENTS

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

CERTIFIED PUBLIC ACCOUNTANTS

E. M. Leaf
D. J. Saltzman
A. D. Manganelli
K. Pfeil
M. H. Tendler
F. D. Lawson
N. DiMaio
M. A. Fortunato
L. Miele
P. K. Engel
S. D. Hagaman
L. R. Leaf
W. F. Murphy
D. G. Riffel, Jr.
C. E. Kaminker

INDEPENDENT AUDITORS' REPORT

owR Equity Corp.

To The Stockholder and Board of Directors

We have audited the accompanying balance sheet of owR Equity Corp. as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of owR Equity Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

Certified Public Accountants

Fairfield, New Jersey
January 20, 2003

1

310 Passaic Avenue · Fairfield, New Jersey 07004 (973) 808-9500 · (212) 677-5700 · Fax (973) 808-9630
One Penn Plaza • 250 West 34th Street • Suite 3600 • New York, New York 10119 • (212) 896-3870


owR EQUITY CORP.
BALANCE SHEET
AT
DECEMBER 31, 2002


ASSETS

Current Assets

Cash	$	17,501
Refund receivable		3,463
Total Current Assets		20,964
Investment in securities		33,100
	$	54,064

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's Equity

Common stock - no par value		
1,000 shares authorized, 100 shares issued and outstanding	$	10,000
Retained earnings		44,064
Total Stockholder's Equity	$	54,064

The independent auditors' report and the accompanying notes are an
integral part of these financial statements.

owR EQUITY CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Income	$ 54,078
Operating Expenses	
Commission expense	10,823
Licenses and fees	4,963
Professional fees	2,382
Insurance	6,799
Overhead expense	15,494
Miscellaneous expenses	199
Total Operating Expenses	40,660
Net income before provision for income taxes	13,418
Provision for income taxes - current	1,417
Net income	12,001
Retained earnings - beginning	39,899
Less: distributions to shareholder	(7,836)
Retained earnings - end	$ 44,064

The independent auditors' report and the accompanying notes are an
integral part of these financial statements.

3

owR EQUITY CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2002

Cash Flows From Operating Activities		
Net income	$	12,001
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities		
Increase in accounts receivable		(2,805)
Decrease in prepaid income taxes		5,288
Total Adjustments		2,483
Net Cash Provided By Operating Activities		14,484
Cash Flows From Financing Activities		
Distributions to shareholder		(7,836)
Net increase in cash		6,648
Cash - beginning		10,853
Cash - end	$	17,501

The independent auditors' report and the accompanying notes are an
integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The Company acts as a broker selling variable life insurance or variable products, acting as an agent between insurance companies and a broker-dealer. While the Company may do some retail insurance and annuity business, this aspect of the Company's business approximates only 5% of its sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Tax Status

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. In addition, the shareholder has elected to treat the Company as an S corporation for state income tax purposes, which has significantly reduced the provision for and liability of state income taxes.

A deferred state tax liability created by temporary differences existing between the financial and tax bases has not been recognized because of its immateriality. The temporary differences arise from the Company's cash basis tax filing.

Note 2 – Related Party Relationship and Transactions

A related party provides the Company with certain overhead at either no cost, or, as is the case with rent expense, at a discounted amount. An estimate of the cost savings provided by the Company's relationship with the related party cannot be determined.

Overhead expense charged by the related party amounted to $15,494 during the year.

Note 3 – Significant Concentrations Of Credit Risk

The Company maintains a cash balance at a commercial bank. Such balances are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2002, cash balances did not exceed federally insured limits.

Credit risk for trade accounts is concentrated as well because substantially all of the balances are receivable from entities located within the same geographic region. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial conditions, but does not generally require collateral.

Note 4 – Investment in Securities

The Company's investment in securities is presented at cost because the Company is subject to certain restrictions on transferring these securities that include limiting the amount that the securities can be sold for to original cost. The securities are issued by a single entity and are not presently publicly-traded.



Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

CERTIFIED PUBLIC ACCOUNTANTS

E. M. Leaf
D. J. Saltzman
A. D. Manganelli
K. Pfeil
M. H. Tendler
F. D. Lawson
N. DiMaio
M. A. Fortunato
L. Miele
P. K. Engel
S. D. Hagaman
L. R. Leaf
W. F. Murphy
D. G. Riffel, Jr.
C. E. Kaminker

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   OWR EQUITY CORP.   **as of** December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $ 54,064
2. Deduct ownership equity not allowable for Net Capital .... ( )
3. Total ownership equity qualified for Net Capital 54,064
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................
   B. Other (deductions) or allowable credits (List).......................
5. Total capital and allowable subordinated liabilities..................................... $ 54,064
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 36,537
   B. Secured demand note deficiency............................
   C. Commodity futures contracts and spot commodities-proprietary capital charges....................
   D. Other deductions and/or charges...................... (36,537)
7. Other additions and/or allowable credits (List)................................
8. Net capital before haircuts on securities positions .... $ 17,527
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):
   A. Contractual securities commitments........................ $
   B. Subordinated securities borrowings........................
   C. Trading and investment securities:
      1. Exempted securities........................
      2. Debt securities........................
      3. Options........................
      4. Other securities........................
   D. Undue Concentration........................
   E. Other (List)........................ (
   1. Net Capital........................ $ 17,527

OMIT

There are no material differences between the net capital as reconciled
above and reported by OWR Equity Corp. on the year end FOCUS Report.

310 Passaic Avenue · Fairfield, New Jersey 07004 (973) 808-9500 · (212) 677-5700 · Fax (973) 808-9630
One Penn Plaza ° 250 West 34th Street ° Suite 3600 ° New York, New York 10119 ° (212) 896-3870



Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

CERTIFIED PUBLIC ACCOUNTANTS

E. M. Leaf
D. J. Saltzman
A. D. Manganelli
K. Pfeil
M. H. Tendler
F. D. Lawson
N. DiMaio
M. A. Fortunato
L. Miele
P. K. Engel
S. D. Hagaman
L. R. Leaf
W. F. Murphy
D. G. Riffel, Jr.
C. E. Kaminker

STATEMENTS PURSUANT TO RULE 17a-5
(Items h, i, m and n in annual report enclosed)

1) owR Equity Corp. is exempt under 15c3-3 since it transacts limited business only in mutual funds and/or variable products.

2) A copy of the SIPC Supplemental Report is no longer required.

3) We have not found any material inadequacies in the books and records of owR Equity Corp. for the year ended December 31, 2002.

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

310 Passaic Avenue · Fairfield, New Jersey 07004 (973) 808-9500 · (212) 677-5700 · Fax (973) 808-9630
One Penn Plaza • 250 West 34th Street • Suite 3600 • New York, New York 10119 • (212) 896-3870